SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32540; File No. 812-14677

AB Bond Fund, Inc., et al.

March 22, 2017

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application for an order pursuant to: (a) section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from sections 18(f) and 21(b) of the Act; (b) section 12(d)(1)(J) of the Act granting an exemption from section 12(d)(1) of the Act; (c) sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Act; and (d) section 17(d) of the Act and rule 17d-1 under the Act to permit certain joint arrangements and transactions. Applicants request an order that would permit certain registered open-end management investment companies to participate in a joint lending and borrowing facility.

Applicants: AB Bond Fund, Inc., AB Cap Fund, Inc., AB Core Opportunities Fund, Inc., AB Corporate Shares, AB Discovery Growth Fund, Inc., AB Equity Income Fund, Inc., AB Government Exchange Reserves, AB Fixed-Income Shares, Inc., AB Global Bond Fund, Inc., AB Global Real Estate Investment Fund, Inc., AB Global Risk Allocation Fund, Inc., AB Sustainable Global Thematic, Inc., AB Relative Value Fund, Inc., AB High Income Fund, Inc., AB Institutional Funds, Inc., AB International Growth Fund, Inc., AB Large Cap Growth Fund, Inc., AB Municipal Income Fund, Inc., AB Municipal Income Fund II, AB Trust, AB Unconstrained Bond Fund, Inc., AB Variable Products Series Fund, Inc., Sanford C. Bernstein Fund, Inc., Sanford C. Bernstein Fund II, Inc., Bernstein Fund, Inc., The AB Pooling Portfolios,

The AB Portfolios, Alliance California Municipal Income Fund, Inc., Alliance Bernstein Global High Income Fund, Inc., AllianceBernstein National Municipal Income Fund, Inc. and AB Multi-Manager Alternative Fund, each an investment company organized as a Maryland corporation or a Massachusetts business trust and registered under the Act as an open-end or closed-end management investment company[1], and AllianceBernstein L.P. (the "Adviser"), a Delaware limited partnership registered as an investment adviser under the Investment Advisers Act of 1940.

Filing Dates: The application was filed on July 22, 2016 and amended on January 11, 2017.

Hearing or Notification of Hearing**:** An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 17, 2017 and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC, 20549-1090; Applicants: Emile D. Wrapp, AllianceBernstein L.P., 1345 Avenue of the Americas, New York, New York 10105 and Paul M. Miller, Seward & Kissel LLP, 901 K Street, N.W., Suite 800, Washington, D.C. 20001.

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[1] The Funds (as defined below) that are closed-end management investment companies will not participate as borrowers in the interfund lending facility.

FOR FURTHER INFORMATION CONTACT: Emerson S. Davis, Senior Counsel, at (202)

551-6868 or Nadya Roytblat, Assistant Chief Counsel, at (202) 551-6823 (Division of

Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the file

number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm

or by calling (202) 551-8090.

Summary of the Application:

1.   Applicants request an order that would permit the applicants to participate in an

interfund lending facility where each Fund could lend money directly to and borrow money

directly from other Funds to cover unanticipated cash shortfalls, such as unanticipated

redemptions or trade fails.[2] The Funds will not borrow under the facility for leverage purposes

and the loans' duration will be no more than 7 days.[3]

2.   Applicants anticipate that the proposed facility would provide a borrowing Fund

with a source of liquidity at a rate lower than the bank borrowing rate at times when the cash

position of the Fund is insufficient to meet temporary cash requirements. In addition, Funds

making short-term cash loans directly to other Funds would earn interest at a rate higher than

they otherwise could obtain from investing their cash in repurchase agreements or certain other

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[2] Applicants request that the order apply to the applicants and to any existing or future registered open-end
or closed-end management investment company or series thereof for which the Adviser or any successor
thereto or an investment adviser controlling, controlled by, or under common control with the Adviser or
any successor thereto serves as investment adviser (each a "Fund" and collectively the "Funds" and each
such investment adviser an "Adviser"). For purposes of the requested order, "successor" is limited to any
entity that results from a reorganization into another jurisdiction or a change in the type of a business
organization.

[3] Any Fund, however, will be able to call a loan on one business day's notice.

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short term money market instruments. Thus, applicants assert that the facility would benefit both borrowing and lending Funds.

3. Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the application. Among others, the Adviser, through a designated committee, would administer the facility as a disinterested fiduciary as part of its duties under the investment management and administrative agreements with the Funds and would receive no additional fee as compensation for its services in connection with the administration of the facility. The facility would be subject to oversight and certain approvals by the Funds' Board, including, among others, approval of the interest rate formula and of the method for allocating loans across Funds, as well as review of the process in place to evaluate the liquidity implications for the Funds. A Fund's aggregate outstanding interfund loans will not exceed 15% of its net assets, and the Fund's loans to any one Fund will not exceed 5% of the lending Fund's net assets.[4]

4. Applicants assert that the facility does not raise the concerns underlying section 12(d)(1) of the Act given that the Funds are part of the same group of investment companies and there will be no duplicative costs or fees to the Funds.[5] Applicants also assert that the proposed transactions do not raise the concerns underlying sections 17(a)(1), 17(a)(3), 17(d) and 21(b) of the Act as the Funds would not engage in lending transactions that unfairly benefit insiders or are detrimental to the Funds. Applicants state that the facility will offer both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and each Fund would have an equal opportunity to borrow and lend on equal terms based on an interest rate formula that is

[4] Under certain circumstances, a borrowing Fund will be required to pledge collateral to secure the loan.

[5] Applicants state that the obligation to repay an interfund loan could be deemed to constitute a security for the purposes of sections 17(a)(1) and 12(d)(1) of the Act.

objective and verifiable. With respect to the relief from section 17(a)(2) of the Act, applicants

note that any collateral pledged to secure an interfund loan would be subject to the same

conditions imposed by any other lender to a Fund that imposes conditions on the quality of or

access to collateral for a borrowing (if the lender is another Fund) or the same or better

conditions (in any other circumstance).[6]

5.   Applicants also believe that the limited relief from section 18(f)(1) of the Act that

is necessary to implement the facility (because the lending Funds are not banks) is appropriate in

light of the conditions and safeguards described in the application and because the open-end

Funds would remain subject to the requirement of section 18(f)(1) that all borrowings of the

open-end Fund, including combined interfund loans and bank borrowings, have at least 300%

asset coverage.

6.   Section 6(c) of the Act permits the Commission to exempt any persons or

transactions from any provision of the Act if such exemption is necessary or appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by

the policy and provisions of the Act. Section 12(d)(1)(J) of the Act provides that the

Commission may exempt any person, security, or transaction, or any class or classes of persons,

securities, or transactions, from any provision of section 12(d)(1) if the exemption is consistent

with the public interest and the protection of investors. Section 17(b) of the Act authorizes the

Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it

finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve

overreaching on the part of any person concerned; (b) the proposed transaction is consistent with

the policies of each registered investment company involved; and (c) the proposed transaction is

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[6] Applicants state that any pledge of securities to secure an interfund loan could constitute a purchase of
securities for purposes of section 17(a)(2) of the Act.

consistent with the general purposes of the Act. Rule 17d-1(b) under the Act provides that in passing upon an application filed under the rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary